EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended March 31,
	2008	2007	2006	2005	2004
	As Currently Restated	As Previously Restated	As Previously Restated
Consolidated (loss) income before (benefit) provision for income taxes	($380)	$667	$865	$1,243	$1,059
Fixed charges:
Interest[1]	4,151	2,662	1,561	670	578
Portion of rent expense representative of the interest factor (deemed to be one-third)	8	7	7	7	7
Total fixed charges	4,159	2,669	1,568	677	585
Earnings available for fixed charges	$3,779	$3,336	$2,433	$1,920	$1,644
Ratio of earnings to fixed charges	(A)	1.25	1.55	2.84	2.81

1 Components of interest expense are discussed in the “Interest Expense” section of Item 7., “Management’s Discussion and
  Analysis”.

(A) Due to our loss in fiscal year 2008, the ratio coverage was less than one to one.  We must generate additional earnings of $380 million to achieve a coverage of one to one.